FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential
		Page
Item		Number

1.	Telefónica — Tender Offer CTC	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. (“TELEFÓNICA”) as provided in article 82 of the Spanish Securities Market Act (Ley de Mercados de Valores), hereby reports the following
SIGNIFICANT EVENT
TELEFÓNICA, announces its intention to launch a Tender Offer in the next 5 business days, through its wholly-owned subsidiary Inversiones Telefónica Internacional Holding Ltda., to acquire all of the outstanding shares of Companía de Telecomunicaciones de Chile S.A (“CTC”) that TELEFÓNICA does not currently control direct or indirectly, which amounts to 55.1% of CTC’s share capital.
The offer is addressed to all CTC shares listed on Santiago de Chile and New York Stock Exchanges (represented by American Depositary Shares), and is structured as a purchase of shares in cash, at a price of 1,000 Chilean Pesos — for class A shares and 900 Chilean Pesos for class B shares (both quoted in Bolsa de Comercio de Santiago de Chile). This transaction would represent a total investment, assuming the acquisition of 100% of the outstanding shares of CTC, of approximately Euros 703 million (depending on the exchange rate prevailing when the transaction is closed).
The Offer, that is expected to terminate during the month of October, will be conditioned among other things, to (i) the shareholders of the Company approving bylaw amendments that would eliminate the restriction currently contained in the Company’s bylaws that limits to 45% the percentage of shares that may be owned or voted by one shareholder, directly or through related persons, at an extraordinary meeting of the shareholders requested for such purpose; and (ii) to a minimum acceptance of the Offer that would allow TELEFÓNICA to own, directly or indirectly, an stake in the Company of at least 75%.

Madrid, September 11th 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: September 11th, 2008	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors